 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated August 6, 2020, announcing the Company's financial results for the first semester and second quarter ended June 30, 2020.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: August 11, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

EURONAV ANNOUNCES SECOND QUARTER AND FIRST HALF 2020 RESULTS
HIGHLIGHTS

•	Elevated cargo supply and oil price contango structure drives record quarter
•	Second quarter spot market TCE reached USD 82,750 (Eco VLCC), USD 81,500 (full fleet VLCC) & USD 60,750 (Suezmax) per day
•	First half spot market averaged TCE USD 76,000 (VLCC) and USD 60,000 (Suezmax)
•	Return 80% of quarterly net income to shareholders: USD 100 million via share buyback from Q2 cashflow and nearly USD 96 million in cash dividends
•	Q3 update: 48% of VLCC spot booked at USD 60,250 per day, 48% of Suezmax at USD 36,500 per day
•	Sector now in transition phase driven by oil inventory levels

ANTWERP, Belgium, 6 August 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the first semester and second quarter ended 30 June 2020.

Hugo De Stoop, CEO of Euronav said: “Tanker markets continued to deliver strong earnings throughout Q2 and into the early part of the third quarter. Floating storage requirements dissipated sooner  than expected, pivoting the tanker market to a transition phase ahead of our prior forecast. With our sector low leverage, supported by over USD 1 billion liquidity Euronav is very well positioned to navigate challenges and seize opportunities as the market transitions to a lower crude supply and demand dynamic.

Euronav today commits to an additional USD 25 million allocated to share repurchases from Q2 earnings in addition to the USD 75 million already executed recently. Therefore, shareholders will benefit from a distribution of USD 196 million from the earnings generated in Q2 alone split into accretive share repurchases and a cash dividend of USD 47c per share payable later in August.

COVID-19 continues to create  huge restrictions on the mobility and movement of seafarers. Crew changes are critical for all shipping sectors and movement of goods. We reiterate our call to Governments globally to acknowledge the essential role seafarers play in maintaining crucial supply chains and global commerce during this pandemic and recognize them with  “key workers” status.”

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First Quarter 2020	Second Quarter 2020	First Semester 2020	First Semester 2019

Revenue	416,668	434,691	851,359	401,936
Other operating income	3,278	2,718	5,996	3,160

Voyage expenses and commissions	(32,679)	(30,292)	(62,971)	(74,501)
Vessel operating expenses	(53,930)	(51,132)	(105,062)	(107,375)
Charter hire expenses	(720)	(5,191)	(5,911)	-
General and administrative expenses	(16,401)	(15,482)	(31,883)	(36,376)
Net gain (loss) on disposal of tangible assets	8,298	14,430	22,728	381
Depreciation	(82,315)	(79,473)	(161,788)	(168,541)
		-	-	-
Net finance expenses	(21,192)	(16,012)	(37,204)	(47,376)
Share of profit (loss) of equity accounted investees	5,220	6,078	11,298	7,660
Result before taxation	226,227	260,335	486,562	(21,032)

Tax benefit (expense)	(614)	(704)	(1,318)	2,002
Profit (loss) for the period	225,613	259,631	485,244	(19,030)

Attributable to: Owners of the company	225,613	259,631	485,244	(19,030)

The contribution to the result is as follows:

(in thousands of USD)	First Quarter 2020	Second Quarter 2020	First Semester 2020	First Semester 2019

Tankers	221,364	255,289	476,655	(26,690)
FSO	4,249	4,342	8,589	7,660
Result after taxation	225,613	259,631	485,244	(19,030)

Information per share:

(in USD per share)	First Quarter 2020	Second Quarter 2020	First Semester 2020	First Semester 2019

Weighted average number of shares (basic) *	215,078,497	215,071,354	215,074,926	216,994,426
Result after taxation	1.05	1.21	2.26	(0.09)

* The number of shares issued on 30 June 2020 is 220,024,713.

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2020	Second Quarter 2020	First Semester 2020	First Semester 2019

Profit (loss) for the period	225,613	259,631	485,244	(19,030)
+ Net interest expenses	19,390	15,077	34,467	44,097
+ Depreciation of tangible and intangible assets	82,315	79,473	161,788	168,541
+ Income tax expense (benefit)	614	704	1,318	(2,002)

EBITDA (unaudited)	327,932	354,885	682,817	191,606

+ Net interest expenses JV	1,306	1,285	2,591	2,337
+ Depreciation of tangible and intangible assets JV	5,558	5,512	11,070	8,961
+ Income tax expense (benefit) JV	428	438	866	804

Proportionate EBITDA	335,224	362,120	697,344	203,708

Proportionate EBITDA per share:

(in USD per share)	First Quarter 2020	Second Quarter 2020	First Semester 2020	First Semester 2019

Weighted average number of shares (basic)	215,078,497	215,071,354	215,074,926	216,994,426
Proportionate EBITDA	1.56	1.68	3.24	0.94

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first half of 2020, the Company had a net gain of USD 485.2 million or USD 2.26 per share (first half of 2019: a net loss of USD 19 million or USD 0.09 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 697.3 million (first half of 2019: USD 203.7 million).

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Second Quarter 2020	Second Quarter 2019	First Semester 2020	First Semester 2019
VLCC
Average spot rate (in TI pool)*	81,500	23,250	76,000	29,250
Average time charter rate**	39,250	27,250	38,250	22,750
SUEZMAX
Average spot rate***	60,750	17,250	60,000	22,250
Average time charter rate	29,750	30,500	30,000	31,500

*Euronav owned ships in TI Pool (excluding technical offhire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

EURONAV TANKER FLEET

On 9 April 2020, the Company sold its oldest vessel in the fleet, the Suezmax Cap Diamant (2001 – 160,044 dwt) for USD 20.8 million. A capital gain on the sale of approximately USD 13 million was recorded in the second quarter.

The sale of the VLCC TI Hellas (2005 – 319,254 dwt) was concluded for USD 38.1 million. A capital gain on the sale of approximately USD 1.6 million was recorded.

Euronav considers regular fleet rejuvenation an important function of vessel management in providing quality services to our clients as well as providing long term value to our shareholders.

FUEL PROCUREMENT STATUS (UPDATE)

During 2019, Euronav purchased 420,000 metric tonnes of compliant fuel and stored it on its vessel, the Oceania (2003 - 441,561 dwt) ahead of the new IMO 2020 fuel regulation. In view of the significant drop in oil and fuel oil price owing to COVID-19, the Company has actively managed its fuel position by procuring its fuel requirement from both the open market and its stored compliant fuel.  The quantity onboard the Oceania on 30th June was approximately 275,000 metric tonnes of compliant fuel and the marked-to-market value was USD -32  million, a much improved position from the last quarter. The Company continues to conclude that no write down is required at this time but will continue to assess its position each quarter in full compliance with the accounting policy.

CAPITAL ALLOCATION STRATEGY IN ACTION

Euronav remains committed to its target return to shareholders of 80% of quarterly net income. It is important to stress that this return to shareholders is from net income generated quarterly and therefore does not impact the company’s liquidity which will be augmented by the 20% of net income that is retained.

SHARE BUYBACK RELATED TO Q2 EARNINGS

As previously disclosed, the Company has so far bought back just under 8.5 million shares at an average price of USD 8.86 per share by deploying a total of USD 75 million. Furthermore the company intends to spend an additional USD 25 million on share buybacks before the end of the current quarter.

DIVIDEND RELATED TO Q2 EARNINGS

Euronav also remains committed to distribute quarterly dividends and will distribute nearly USD 96 million or USD 0.47 per share related to the second quarter earnings.

Q2-2020 dividend (coupon 22):

Ex dividend	18 August 2020
Record date	19 August 2020
Payment date	28 August 2020

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

FINANCING AND LIQUIDITY AT EURONAV

Euronav has always looked to maintain a strong financial base and excellent relationships with our capital providers: commercial banks, equity and debt investors. At the end of June 2020, the Company had liquidity of USD 1.086 billion comprising USD 280 million cash and USD 806 million undrawn committed credit facilities.

KEYWORKER STATUS FOR ALL SEAFARERS – NOW!

Unfortunately, the lockdowns occurring all around the world have severely impacted the ability to perform regular crew changes.  The entire maritime industry has been affected with thousands of seafarers confined onboard with an overdue contract, due to COVID-19 related travel restrictions.

This is not a crude tanker company issue but a global maritime industry issue. It is the largest ever humanitarian and logistical crisis facing the maritime sector, with the disruption now affecting the lives and livelihoods of nearly 40% of the world’s estimated 2 million crew; including those seafarers that are unemployed and unable to join their ships.  This issue needs affirmative and positive action at border points in order to ease the backlog of stranded seafarers around the world.  Euronav calls upon all governments around the world to recognize all seafarers as “key workers” with immediate effect, and allow them safe and secure access to their destinations.
For further details please see our LinkedIn page at www.linkedin.com/company/euronav/.

COVID-19 UPDATE

The COVID-19 pandemic is impactful in many ways. Since the crisis arose, Euronav has focused on the safety and well-being of its people, as well as ensuring business continuity for its customers and all its other stakeholders.

The Company’s main concern and challenge remains the rotation of more than 600 Euronav seafarers with expired contracts stranded at sea. Euronav is working closely with many organizations and countries to take measures to facilitate the movement of seafarers to and from their ships.

None of our crew has been  affected by the virus so far. While the cost impact related to this situation was not too significant in Q2, the third quarter may see an increase in crew related operational expenditure related to quarantine accommodation and increased travel costs. Notwithstanding this challenge, we are extremely thankful to our crew members who despite those challenging circumstances have continued to ensure the safe operation of our fleet and the delivery of essential supply chains for our customers.

Going forward and in general terms, the market may become more challenging if demand for crude oil continues to be negatively impacted by the COVID-19 pandemic. This decrease in demand combined with the gradual release of vessels that are currently used as storage may distort the supply-demand balance and thus the freight market. However, some of these negative consequences could be partially offset by continuing logistical delays of ships in ports, increased level of recycling, reduced ordering of newbuild vessels and increased crude oil production, all neutralizing the COVID-19 impact to a certain extent. In view of these different dynamics which the company does not control, the longer term global macro-economic impact on the Company’s results related to the COVID-19 outbreak remains difficult to accurately quantify. Any forward-looking statements should be regarded with caution because of the inherent uncertainties in economic trends and business risks related to the current COVID-19 outbreak.

TANKER MARKET

Tanker shipping markets continued to be volatile with gyrations in crude supply, oil prices and oil price spreads throughout the quarter. A combination of aggressive crude price cuts from Saudi and reducing demand due to COVID-19 induced restrictions drove a “super contango”* structure in the oil price from mid-March to mid-May. This reached a record high (spread between spot and 6 month forward price on Brent hit USD 13) at the start of the quarter based on forecasts suggesting that continued oil production and rapidly shut off demand would produce a large and sustained requirement for crude storage on ships. These combined features drove tanker rates to elevated levels during April.

*contango – is where the future price of oil is higher than the current spot price of oil meaning traders can profit by forward selling the futures price and then buying the oil at the spot price; storing the oil in the interim period and thus making a profit.

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

Ultimately, the disconnect between production and demand was not sustained as OPEC+ cuts enacted on May 1 were accompanied by further additional voluntary Saudi based reductions and production shut-ins from the US shale sector. This affirmative crude supply reduction in the face of substantial reductions in demand from COVID-19 lock down restrictions consequently reduced the peak requirement for floating crude storage to c 275m barrels compared to forecasts in early Q2 of a requirement 3 times this amount.

A specific feature of the floating storage impact on tanker markets was, in the short term, the disproportionate quantities that the Suezmax/Aframax vessels took in floating storage primarily due to the freight rate differential with VLCC vessels. Therefore, when the unwind of this floating storage occurs, it may be less pronounced on VLCC sector (only c 40-50 VLCC were taken on “market” storage for shorter duration contracts). Supply restricting disruption during Q2 (congestion, fleet arrests, sanction concerns) also benefitted specifically the VLCC sector and helps explain the freight rate differential with the Suezmax space. When and if those disruptions disappear, it may put further pressure on rates.

The OECD estimates there will be an inventory build of over 500m barrels from the dislocations of late Q1 and Q2 in oil markets to add to the 200m barrels currently in floating storage. The IEA are forecasting that oil demand will not recover to 2019  levels until 2022.

Asset prices in most age categories have softened year to date. An overhang of second hand vessels available to buy is likely to discourage asset price appreciation in the near term.

With an orderbook to fleet ratio at about 8% (23 year low) for the VLCC sector and 10% (18 year low) for Suezmax, increasingly restricted access to finance for shipping sectors and rising stringency of environmental standards to be met in less than a decade, it is very difficult to see contracting of new vessels enjoying a renaissance.

OUTLOOK

Our outlook presentation in Q1 presented a thesis around the oil production/consumption disconnect to drive a contango price structure of some duration and therefore a requirement for floating storage. Our view of the floating storage duration requirement  proved to be too optimistic. High compliance with OPEC+ production cuts and rapid shut-ins primarily from US crude supply reduced any oversupply of oil to a minimum from mid-May onward. The impact of the disconnect during March and April however helped drive a strong Q2 which has impacted positively into a robust start for Q3 earnings.

As a consequence, the floating storage disruption has been relatively softer implying any flowback of vessels is likely to have a less pronounced impact on tanker markets during the second half of 2020. OPEC+ is scheduled to release increases to crude supply (and therefore tanker cargoes) from September onwards and there are potential prospects for additional shipping demand from execution of the Chinese commitment to purchase USD 20-30 billion of crude oil from the phase one trade deal between US and China, although this too may face difficulty owing to the worsening political relations between the two nations, along with the uncertainty over the outcome of the US election in November.

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

Therefore, the tanker market has rapidly pivoted to the transition phase that Euronav anticipated during its Q1 commentary but which has positioned itself sooner to be the key driver for the second half of 2020. This pivot toward a “back to 2019 consumption levels” post COVID-19 world with reduced supply and demand for crude is estimated by the IEA to take place in 2022. It is likely therefore that this will drive a challenging backdrop for large crude tanker markets and freight rates.

For Euronav, the likely challenging freight rate environment provides a number of opportunities. In terms of vessel supply – ordering remains at a multi-year lows. At the other end of the vessel supply spectrum is the number of VLCC and Suezmax tankers (estimated to be around 150 vessels) that have to undertake a special survey on tankers aged 15 years or more between now and the end of 2021. The supply side equation for tankers is highly promising with sustained pressure on freight rates likely to drive a global reshaping and downsizing of the crude tanker fleet.

Euronav is very well positioned to navigate these challenges from a transitioning tanker market to a lower crude supply and demand dynamic. Euronav enjoys  sector low financial leverage and is supported with liquidity of over USD 1 billion so this will  allow us to manage a period of pressure on freight rates. Combined with a strong, accretive track record in transiting such difficult sections of the cycle Euronav is confident of its immediate future and for the medium term outlook for the large tanker sector and market.

So far during the third quarter of 2020, the Euronav VLCC fleet operated in the Tankers International Pool earned about USD 60,250 per day whilst  48 % of the available days for the third quarter have already been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 36,500 per day on average with 48% of the available days for the third quarter already fixed.

CONFERENCE CALL

Euronav will host a conference call on 6 August 2020 to discuss the results of the second quarter and the first half of 2020. The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	6 August 2020
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	“Q2 2020 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav200806YS71jsRQ.html

*
*  *

PRESS RELEASE Regulated Information Thursday 6 August 2020– 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q3 results: 5 November 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 41 VLCCs (with four newbuilds due for delivery in late 2020/early 2021), 25 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)

(in thousands of USD)

	June 30, 2020	December 31, 2019
ASSETS

Non-current assets
Vessels	2,992,326	3,177,262
Assets under construction	119,856	−
Right-of-use assets	44,843	58,908
Other tangible assets	2,117	2,265
Intangible assets	190	39
Receivables	63,385	71,083
Investments in equity accounted investees	58,539	50,322
Deferred tax assets	1,962	2,715

Total non-current assets	3,283,218	3,362,594

Current assets
Bunker inventory	130,896	183,382
Non-current assets held for sale	−	12,705
Trade and other receivables	437,471	308,987
Current tax assets	104	221
Cash and cash equivalents	280,312	296,954

Total current assets	848,783	802,249

TOTAL ASSETS	4,132,001	4,164,843

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	230	299
Hedging reserve	(7,792)	(4,583)
Treasury shares	(50,810)	(45,616)
Retained earnings	667,599	420,058

Equity attributable to owners of the Company	2,550,924	2,311,855

Non-current liabilities
Bank loans	916,571	1,173,944
Other notes	198,005	198,571
Other borrowings	99,610	107,978
Lease liabilities	26,606	43,161
Other payables	7,151	3,809
Employee benefits	6,685	8,094
Provisions	1,266	1,381

Total non-current liabilities	1,255,894	1,536,938

Current liabilities
Trade and other payables	144,523	94,408
Current tax liabilities	729	49
Bank loans	49,507	49,507
Other borrowings	96,484	139,235
Lease liabilities	33,615	32,463
Provisions	325	388

Total current liabilities	325,183	316,050

TOTAL EQUITY and LIABILITIES	4,132,001	4,164,843

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2020	2019
	Jan. 1 - Jun. 30, 2020	Jan. 1 - Jun. 30, 2019
Shipping income
Revenue	851,359	401,936
Gains on disposal of vessels/other tangible assets	22,728	455
Other operating income	5,996	3,160
Total shipping income	880,083	405,551

Operating expenses
Voyage expenses and commissions	(62,971)	(74,501)
Vessel operating expenses	(105,062)	(107,375)
Charter hire expenses	(5,911)	−
Loss on disposal of vessels/other tangible assets	−	(74)
Depreciation tangible assets	(161,745)	(168,509)
Depreciation intangible assets	(43)	(32)
General and administrative expenses	(31,883)	(36,376)
Total operating expenses	(367,615)	(386,867)

RESULT FROM OPERATING ACTIVITIES	512,468	18,684

Finance income	9,045	15,126
Finance expenses	(46,249)	(62,502)
Net finance expenses	(37,204)	(47,376)

Share of profit (loss) of equity accounted investees (net of income tax)	11,298	7,660

PROFIT (LOSS) BEFORE INCOME TAX	486,562	(21,032)

Income tax benefit (expense)	(1,318)	2,002

PROFIT (LOSS) FOR THE PERIOD	485,244	(19,030)

Attributable to:
Owners of the company	485,244	(19,030)

Basic earnings per share	2.26	(0.09)
Diluted earnings per share	2.26	(0.09)

Weighted average number of shares (basic)	215,074,926	216,994,426
Weighted average number of shares (diluted)	215,074,926	216,994,426

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Jun. 30, 2020	Jan. 1 - Jun. 30, 2019

Profit/(loss) for the period	485,244	(19,030)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(69)	(35)
Cash flow hedges - effective portion of changes in fair value	(3,209)	(5,093)
Equity-accounted investees - share of other comprehensive income	(687)	(1,034)

Other comprehensive income (expense), net of tax	(3,965)	(6,162)

Total comprehensive income (expense) for the period	481,279	(25,192)

Attributable to:
Owners of the company	481,279	(25,192)

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019 *	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	(19,030)	(19,030)
Total other comprehensive income (expense)	−	−	(35)	(5,093)	−	(1,034)	(6,162)
Total comprehensive income (expense)	−	−	(35)	(5,093)	−	(20,064)	(25,192)

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(12,999)	(12,999)
Treasury shares acquired	−	−	−	−	(26,995)	−	(26,995)
Total transactions with owners	−	−	−	−	(26,995)	(12,999)	(39,994)

Balance at June 30, 2019	239,148	1,702,549	376	(7,791)	(41,646)	302,701	2,195,337

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	−	−	−	−	−	485,244	485,244
Total other comprehensive income (expense)	−	−	(69)	(3,209)	−	(687)	(3,965)
Total comprehensive income (expense)	−	−	(69)	(3,209)	−	484,557	481,279

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(237,016)	(237,016)
Treasury shares acquired	−	−	−	−	(5,194)	−	(5,194)
Total transactions with owners	−	−	−	−	(5,194)	(237,016)	(242,210)

Balance at June 30, 2020	239,148	1,702,549	230	(7,792)	(50,810)	667,599	2,550,924

* The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2020	2019
	Jan. 1 - Jun. 30, 2020	Jan. 1 - Jun. 30, 2019
Cash flows from operating activities
Profit (loss) for the period	485,244	(19,030)

Adjustments for:	166,107	206,157
Depreciation of tangible assets	161,745	168,509
Depreciation of intangible assets	43	32
Provisions	(177)	283
Income tax (benefits)/expenses	1,318	(2,002)
Share of profit of equity-accounted investees, net of tax	(11,298)	(7,660)
Net finance expenses	37,204	47,376
(Gain)/loss on disposal of assets	(22,728)	(381)

Changes in working capital requirements	(81,136)	(68,253)
Change in cash guarantees	(20)	(6)
Change in inventory	52,486	(146,181)
Change in receivables from contracts with customers	(106,586)	1,249
Change in accrued income	(110)	2,174
Change in deferred charges	(3,312)	23,386
Change in other receivables	(18,867)	39,461
Change in trade payables	2,507	14,320
Change in accrued payroll	(1,314)	(3,281)
Change in accrued expenses	(17,379)	(5,438)
Change in deferred income	12,799	7,131
Change in other payables	68	(929)
Change in provisions for employee benefits	(1,408)	(139)

Income taxes paid during the period	232	197
Interest paid	(33,994)	(46,493)
Interest received	2,845	3,606
Dividends received from equity-accounted investees	2,394	9,350

Net cash from (used in) operating activities	541,692	85,534

Acquisition of vessels and vessels under construction	(124,190)	(3,849)
Proceeds from the sale of vessels	78,075	48,615
Acquisition of other tangible assets	(253)	(571)
Acquisition of intangible assets	(193)	−
Proceeds from the sale of other (in)tangible assets	−	13
Loans from (to) related parties	6,671	2,450
Lease payments received from finance leases	874	617

Net cash from (used in) investing activities	(39,016)	47,275

(Purchase of) Proceeds from sale of treasury shares	(5,194)	(19,610)
Proceeds from new borrowings	498,250	368,691
Repayment of borrowings	(590,754)	(420,866)
Repayment of lease liabilities	(15,918)	(17,043)
Repayment of commercial paper	(210,858)	−
Repayment of sale and leaseback	(8,116)	−
Transaction costs related to issue of loans and borrowings	−	(175)
Dividends paid	(184,877)	(13,016)

Net cash from (used in) financing activities	(517,467)	(102,019)

Net increase (decrease) in cash and cash equivalents	(14,791)	30,790

Net cash and cash equivalents at the beginning of the period	296,954	173,133
Effect of changes in exchange rates	(1,851)	(287)

Net cash and cash equivalents at the end of the period	280,312	203,636

of which restricted cash	−	−